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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Pediatric Services of America, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

705323103

(CUSIP Number)

Jennifer Nance, 600 New Hampshire Avenue, NW, Washington, DC 20037
(202) 266-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 705323103			Page 2 of 8

1.	Name of Reporting Person: Portfolio Logic LLC		I.R.S. Identification Nos. of above persons (entities only): 32-0092779

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 794,618

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 794,618

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 794,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.9%

14.	Type of Reporting Person (See Instructions): OO

2

CUSIP No. 705323103			Page 3 of 8

1.	Name of Reporting Person: Jeffrey D. Zients		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 794,618

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 794,618

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 794,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.9%

14.	Type of Reporting Person (See Instructions): IN

3

CUSIP No. 705323103	13D/a	Page 4 of 8 Pages
     This Statement constitutes Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 31, 2004 (the “Schedule 13D”), as amended. This Schedule 13D/A relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Pediatric Services of America, Inc., a Delaware corporation (the “Issuer”). This Schedule 13D/A is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, on behalf of Portfolio Logic LLC, a Delaware limited liability corporation (“Portfolio Logic”), and Jeffrey D. Zients, an individual (collectively, the “Reporting Persons”). Based on his relationship with Portfolio Logic, as described in the Schedule 13D, Mr. Zients is deemed to be a beneficial owner of the Common Stock owned by Portfolio Logic for purposes of Section 13(d).
     Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D, as amended.

ITEM 1.	Security and Issuer.

	(a)	Name and Address of Principal Executive Offices of Issuer: Pediatric Services of America, Inc. 310 Technology Parkway, Norcross, GA 30092-2929

	(b)	Title of Class of Equity Securities: Common Stock, $0.01 par value

ITEM 2.	Identity and Background.

(a)	Name of Person Filing:
(i) Portfolio Logic LLC, and (ii) Jeffrey D. Zients. Jeffrey D. Zients is the Managing Member of Portfolio Logic Management LLC, which is the Managing Member of Portfolio Logic LLC.

	(b)	(i) Address of Principal Business Office: 600 New Hampshire Avenue, NW, Washington, DC 20037

(ii) Address of Principal Business 600 New Hampshire Avenue, NW, Washington, DC 20037

	(c)	Principal Occupation and Business: (i) The purpose of Portfolio Logic is to invest in interests in various public and private companies and investment opportunities.

(ii) Jeffrey D. Zients is a private investor and is the Managing Member of Portfolio Logic Management LLC, which is the Managing Member of Portfolio Logic.

CUSIP No. 705323103	13D/a	Page 5 of 8 Pages

(d) Criminal Proceedings: During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding.

(e)	Civil Proceedings:
During the last five years, neither of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Citizenship or Place of Organization: (i) Portfolio Logic LLC is organized in the state of Delaware.

(ii) Jeffrey D. Zients is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds:
The funds for the purchase of the shares of Common Stock held by Portfolio Logic have come from its working capital. The working capital of Portfolio Logic may from time to time include the proceeds of margin loans entered into in the ordinary course of business, with such loans being secured by securities owned by Portfolio Logic.

(b) Amount of Funds: As of the date hereof, Portfolio Logic has acquired 794,618 shares of Common Stock with an aggregate purchase price of $6,959,629.24.

ITEM 4.	Purpose of the Transaction.

All Common Stock of the Issuer held by the Reporting Persons were acquired for investment purposes. The Reporting Persons, from time to time, review, and are reviewing, their investment and may, based on any such review, acquire beneficial ownership of additional Common Stock of other securities of the Issuer, including securities that may be convertible into or exercisable for Common Stock, cease to have beneficial ownership of Common Stock or explore a possible acquisition of the Issuer, in each case depending upon price, market conditions, discussions with management, availability of funds, evaluation of alternative investments and other factors. Without limitation of the foregoing, the Reporting Persons’ intentions generally are to explore means to realize favorable returns upon their investment in the Common Stock and,

CUSIP No. 705323103	13D/a	Page 6 of 8 Pages

accordingly, on an on-going basis, may seek, evaluate and/or respond to offers to sell or otherwise dispose of the Common Stock, either through open market or privately negotiated transactions. Such transactions may include transfers of shares of Common Stock to their ultimate beneficial owners, individual sales on behalf of the ultimate beneficial owners, and dispositions through negotiated transactions that result in a third party’s acquisition of some or all of the Common Stock. The Reporting Persons may seek to share opportunities or analyses with the Issuer regarding possible strategies to enhance stockholder value. The Reporting Persons reserve the right to take any action with respect to the Issuer or any of its equity securities in any manner permitted by law.

ITEM 5.	Interest in Securities of the Issuer.

	(a)	Number of Shares Beneficially Owned: 794,618

Percent of Class: 10.9%

	(b)	Sole Power to Vote, Direct the Vote of, or Dispose of Shares: Not applicable

Shared Power to Vote, Direct the Vote of, or Dispose of Shares:
Portfolio Logic is the owner of all of the 794,618 shares of Common Stock. Jeffrey D. Zients is the Managing Member of Portfolio Logic Management LLC, which is the Managing Member of Portfolio Logic. Based on his relationship with Portfolio Logic, as described in the Schedule 13D, Mr. Zients is deemed to be a beneficial owner of the Common Stock owned by Portfolio Logic for purposes of Section 13(d).

(c)	Recent Transactions:
Attached hereto as Appendix A is information required by this Item 5 with respect to all transactions in the Issuer’s Common Stock by the Reporting Persons effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less. All shares of the Common Stock were purchased by Portfolio Logic.

	(d)	Rights with Respect to Dividends or Sales Proceeds: Portfolio Logic has all rights to receive dividends or sales proceeds from the shares of Issuer’s Common Stock.

CUSIP No. 705323103	13D/a	Page 7 of 8 Pages

	(e)	Date of Cessation of Five Percent Beneficial Ownership:
Not applicable

ITEM 7.	Material to be Filed as Exhibits. Appendix A: Description of transactions in the Issuer’s Common Stock disclosed pursuant to Item 5(c).
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
PORTFOLIO LOGIC LLC
Dated December 15, 2005

By:	/s/ Jeffrey D. Zients
Jeffrey D. Zients
Managing Member, Portfolio Logic Management LLC

JEFFREY D. ZIENTS
Dated December 15, 2005

By:	/s/ Jeffrey D. Zients
Jeffrey D. Zients

CUSIP No. 705323103	13D/a	Page 8 of 8 Pages
APPENDIX A
DESCRIPTION OF TRANSACTIONS
The following is a list of all transactions in the Issuer’s Common Stock by the Reporting Persons effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

		Acquisition (A) or
Date	Number of Shares	Disposition (D)	Price

12/14/05	10,000	A	14.895
12/15/05	2,000	A	14.76